NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 1, 2007, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(2) That the entire class of this security was redeemed or paid at maturity or retirement on September 14, 2007. The conversion rate, which is the number of common shares issuable upon conversion of each share of Schering-Plough Corporation mandatory convertible preferred stock on the applicable conversion date, will, subject to adjustment as described under ‘Anti-Dilution Adjustments’ be as follows: if the applicable market value of the company's common shares is equal to or greater than $22.27, which the company calls the ‘threshold appreciation price’, then the conversion rate will be 2.2451 common shares per share of the company's mandatory convertible preferred stock (the ‘minimum conversion rate’), which is equal to $50.00 divided by $22.27 (the threshold appreciation price); if the applicable market value of the company's common shares is less than $22.27 (the threshold appreciation price) but greater than $17.96, which the company calls the ‘initial price’, then the conversion rate will be equal to $50.00 divided by the applicable market value of the company's common shares; or if the applicable market value of the company's common shares is less than or equal to $17.96 (the initial price), then the conversion rate will be 2.7840 common shares per share of the company's mandatory convertible preferred stock ( the ’maximum conversion rate’), which is equal to $50.00 divided by $17.96 (the initial price). The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on September 14, 2007.